IMOBOLIS, INC.
8950 West Olympic Blvd.  Suite 350,
 Beverly Hills, CA 90211

March 25, 2011

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention:  Barbara C. Jacobs and Ryan Houseal.

RE:           IMOBOLIS, INC.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 25, 2011
File Number:  333-167581

To Whom It May Concern:

In response to your letter dated March 18, 2011, Imobolis, Inc., wishes to address the following comments.

General
1. We refer to your revisions made in response to prior comment 1. Please tell us the status of the agreements for banner ads between you and your five advertisers; In this regard, we note from the disclosure in your exhibit index that each of the agreements with these advertisers has expired as of the date of this letter.  Please tell us whether any of these agreements were renewed, whether you have entered into new agreements with any of  these customers and whether your relationship with any of these advertisers has been discontinued. To the extent that you no longer have effective agreements with any of these advertisers, please revise your disclosure, including in your MD&A.

We have noted this comment and have revised the disclosure on page 14 as follows:

The Company started selling advertising space on its website in November of 2010.   The Company will target product and service advertisers.  To date Imobolis has had six advertisers run banner ads on the Company web site. Presently these banner ads have all expired and have not renewed. Imobolis’s  relationship with these advertisers still continues. The Company has not entered into any new contracts with any advertisers at this time. Imobolis intends to continue to sell banner ads on its web site. The Company expects to generate sufficient revenues in the next eight months from the sale of advertisements to fund the current business plan. Since November of 2010 to the present Imobolis has sold a total of $250,000 of banner ads.

2.           We refer to the revisions made in response to prior comment 6. Please provide us with a detailed discussion of the support for your belief that your inability to offer the "large scale additional products" will not have a material adverse effect on your operations. In this regard, we note that while you anticipate needing just $175,000 to fund your operations over the next 12 months, you anticipate needing $1.5 million to offer these additional products in 2012.
Julian Spitari Imobolis, Inc. March 18, 2011 Page 2.

We have noted this comment and have revised the disclosure on page 23 by deleting the information on additional products.

Management Biographies, page 23
3.           It has come to our attention that Mr. Spitari is an executive officer of Frogroads, Inc. and Nevada International Investments, Inc. It appears, however, that your discussion of Mr. Spitari's business experience does not discuss Mr. Spitari's relationship with these entities or provide a description of the types of business carried on by these entities. See Item 401(e) of Regulation S-K. Please advise.

We have noted this comment and have revised the disclosure in part only by including the following on page 23:

From July 20, 2011 to July 31, 2011, Mr. Spitari was the incorporator, Present and Chief Executive Officer of Frogads, Inc. The company was founded to develop a software platform to run internet bulletin board companies.  Mr. Spitari resigned from this company in order to develop the business model for Imobolis

This is not included in the disclosure and is advisory only:

The Comment Letter incorrectly referred to Frogroads, Inc., when it meant to address Frogads, Inc. Mr. Spitari has no knowledge or involvement with any company known as Frogroads, Inc.  However, as to Frogads, Inc. we advise as follows: We did revise the disclosure as noted above on page 23, in the exercise of caution, although we do not believe that said disclosure is required as noted below:

Mr. Spitari’s 11 day involvement with Frogads, Inc. does not meet  the criteria as a material business experience  for disclosure under Regulation S-KItem 401(e)(1) Business Experience—1. Background, as it does not constitute a principal occupation or employment.  The following is an explanation for events which substantiates our position:

Frogads, Inc. a California corporation.

In July 2010, Mr Spitari was approached by Kim Ly who represented that she had a working software platform that was compatible for Imobolis, and its model.

Based upon the foregoing, in July, 2010 Mr. Spitari Incorporated Frogads Inc, a California Corporation, in which he was the sole shareholder. This company was established for the sole purpose of developing a working software platform for the listing of products and services pursuant to the Imobolis model. Within one week, Mr. Spitari concluded that the software program was not compatible, at that time, with Imobolis, at which time, on July 31, he resigned, and turned over all control of the Frogads Corporation to Kim Ly.

In November, 2010, Ms. Ly approached Mr Spitari with a revised software program for the Imobolis operation.

Upon further review of the revised platform by technicians hired by Mr. Spitari, it was concluded that the revised platform was more compatible with the Imobolis model, at which time Mr. Spitari purchased the entire software platform from Kim Ly for the nominal amount of $10,000.  This contract was attached as exhibit 10.1 of the amendment No. 3 S-1/A Registration statement filed on January 28, 2010.

Upon completion of the purchase of the assets, and software platform, Mr Spitari began to Beta test the new program, in order to make it more compatible with the Imobolis operation. As of the date of this response, the testing in continuing, and the program is coming closer to being incorporated into the Imobolis operation. As each module of the software program is perfected, it is then incorporated into the Imobolis operation.

Thjs is also not included in the disclosure as it does not meet the criteria for disclosure under Item 401(e) of Regulation S-K and is advisory only:

Nevada Transactions International, Inc.:

This company was incorrectly identified as Nevada International Investments, Inc. in the Comment Letter.  Mr. Spitari has no knowledge or involvement with any company known as Nevada International Investments, Inc..  However, as to Nevada Transactions International, Inc. we advise as follows:

From February 2008 to February 2010.  Mr. Spitari incorporated Nevada Transactions International Inc. a California corporation.  The corporation was formed to develop the international buying and selling of automobiles worldwide.  The company never conducted any business

Closing Comments

Based on the Company’s amendments to its S-1/A filing dated March 25, 2011, and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commission’s comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

By:	/s/ Julian Spitari
Julian Spitari
President and Chief Executive Officer